                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(X)       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2000

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _____________



                        COMMISSION FILE NUMBER: 000-30209

            A. Full title of the plan and the address of the plan, if
                  different from that of the issuer name below:

            KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          KRISPY KREME DOUGHNUTS, INC.

                        370 KNOLLWOOD STREET, SUITE 500

                             WINSTON-SALEM, NC 27103

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN



(A) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                                                            PAGE

Report of Independent Accountants                                             3

Financial Statements:

        Statement of Net Assets Available for Plan Benefits                   5

        Statement of Changes in Net Assets Available for Plan Benefits        6

        Notes to Financial Statements                                         7

Supplemental Schedule: *

        Schedule of Assets Held for Investment Purposes                      13

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


(B) EXHIBITS

 23.  Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Krispy Kreme Doughnut Corporation
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Branch Banking and Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than the derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of the Krispy Kreme Doughnut Corporation Retirement Savings Plan as of December 31, 2000, and for the year then ended present fairly, in all materially respects, the net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan as of December 31, 2000 and changes in nets assets available for plan benefits for the year then end in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year end December 31, 2000 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP

Greensboro, North Carolina
June 11, 2001

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                            DECEMBER 31,
                                                     2000                 1999
                                                 ------------         ------------
Assets

Investments, at fair value (See Note 4)          $ 21,575,243         $ 20,650,323

Contribution Receivable:
    Employer                                           30,414                9,992
    Employee                                           19,133               12,824
                                                 ------------         ------------
                                                       49,547               22,816
                                                 ------------         ------------

Net assets available for plan benefits           $ 21,624,790         $ 20,673,139
                                                 ============         ============

The accompanying notes are an integral part of these financial statements.

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                2000                   1999
                                                                            ------------           ------------
Additions to net assets attributed to:
    Contributions:
      Employer                                                              $    681,960           $    819,453
      Employee                                                                 1,438,420              1,184,971
                                                                            ------------           ------------
                                                                               2,120,380              2,004,424
                                                                            ------------           ------------

    Investment income:
      Interest and dividends                                                   1,882,814              1,062,662
      Net appreciation/(depreciation) in fair value of investments            (1,731,143)             1,768,438
                                                                            ------------           ------------
                                                                                 151,671              2,831,100
                                                                            ------------           ------------

    Rollovers                                                                     25,307                140,146
                                                                            ------------           ------------
TOTAL ADDITIONS                                                                2,297,358              4,975,670
                                                                            ------------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                                              1,279,886              1,786,982
    Administrative expenses                                                       65,821                 56,560
                                                                            ------------           ------------
TOTAL DEDUCTIONS                                                               1,345,707              1,843,542
                                                                            ------------           ------------

Net increase                                                                     951,651              3,132,128
                                                                            ------------           ------------

Net assets available for plan benefits:
    Beginning of year                                                         20,673,139             17,541,011
                                                                            ------------           ------------
    End of year                                                             $ 21,624,790           $ 20,673,139
                                                                            ============           ============

The accompanying notes are an integral part of these financial statements.

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Krispy Kreme Doughnut Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code which allows voluntary contributions by participants. The Plan is available to certain employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

During the 2000 Plan year, the Company amended the Plan to eliminate the matching contribution, establish the Employer Stock Fund as a new investment option, and increase the allowable employee contribution to 15% of their annual base compensation.

TRUSTEE

Branch, Banking and Trust Company (the "Trustee") is trustee and recordkeeper of the Plan for the years ended December 31, 2000 and 1999.

ADMINISTRATION

The Plan administrator is the Company.

RETIREMENT

The normal retirement date is the day on which a participant attains the age of sixty-five.

CONTRIBUTIONS

Participants may make salary reduction contributions to the Plan through payroll deductions not to exceed 15% of their annual base compensation. Prior to the elimination of the Company matching contribution on March 15, 2000, the Company made contributions to the Plan equal to 50% of the first 2% and 25% of the next 4% contributed by each participant.

PARTICIPANT ACCOUNTS

Each participant's retirement savings account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

VESTING

Participants are immediately vested in the voluntary and Company matching contributions, plus actual earnings thereon.

WITHDRAWALS

Participants are entitled to withdraw all or a portion of their vested account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw vested benefits prior to age 59-1/2 subject to Internal Revenue Code penalties and only in the event of extreme economic hardship or termination of employment.

PARTICIPANT LOANS

A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant's vested account balance. Each loan will bear interest at a reasonable rate based on the prime rate as quoted by the Trustee on the first business day of the calendar quarter in which the loan is approved. There were $ 1,566,425 and $1,209,261 of loans receivable from participants at December 31, 2000 and 1999, respectively.

TERMINATION OF THE PLAN

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, the amount allocable to each participant shall be paid in accordance with the provision of the Plan.

INVESTMENT OPTIONS

Upon enrollment in the Plan and any time during participation in the Plan, a participant may direct employee contributions and employer matching amounts via telephone instruction in any of the following investment options:

         BB&T U.S. TREASURY MONEY MARKEY FUND - The fund is invested in short term bank investments such as certificate of deposits and demand notes that mature in less than one year. The fund pays a variable rate of current income with little or no principal fluctuation.

         BB&T INTERMEDIATE U.S GOVERNMENT FUND - The fund seeks current income by investing primarily in bonds issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

         AIM BALANCED FUND - This fund seeks income consistent with the preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding securities, including stocks and bonds.

         AIM VALUE FUND - The fund seeks long-term capital growth. The fund invests in the stock of companies deemed to be undervalued relative to the stock market as a whole.

         AIM CONSTELLATION FUND - This fund seeks aggressive capital growth. The fund invests in stocks of small medium size companies that are demonstrating superior earnings potential.

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

         EMPLOYER STOCK FUND - This fund allows employees to invest in Krispy Kreme Doughnuts, Inc. stock. The fund holds a predetermined amount of cash for transaction purposes. The fund operates as a mutual fund and is valued on a unit basis. The value of each unit depends on the amount of cash in the fund and the market value of the Krispy Kreme Doughnuts, Inc. stock. Krispy Kreme Doughnuts, Inc. stock is purchased and sold at market value on the date of the transaction.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

VALUATION OF INVESTMENTS

The Plan's investments are valued at fair market value as determined by the Trustee, using quoted market prices. Independent appraisals of investments are made where quoted market prices are not available. Participant loans receivable are valued at cost which approximates fair value. Dividends and interest income are reinvested in the applicable funds.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and unrealized appreciation (depreciation) on those investments.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported activity during the reporting period. Actual results could differ from those estimates.

EXPENSES OF THE PLAN

All expenses incurred in the administration of the Plan are paid from the Plan's assets.

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

ACCOUNTING PRONOUNCEMENT

During the 1999 Plan year, the Company adopted the provisions of SOP 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." The statement states that a defined contribution pension plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each program required by Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." Additionally, defined contribution pension plans are no longer required to present participant-directed plan investments in the statement of net assets available for plan benefits by general type.

NOTE 3 - CERTIFIED FINANCIAL DATA

The following is a summary of the Plan's financial information and data certified by the trustee as complete and accurate in accordance with Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA for the year ended December 31, 1999. Certain adjustments were made to the information certified to present the financial statements on the accrual basis of accounting.

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Investments at Fair Value                                     $ 20,650,323
                                                              ============

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Investment Income:

    Net appreciation in fair value of investments
      (including assets bought and sold during the year)      $ 1,768,438

    Income from investments                                     1,062,662
                                                              -----------

                                                              $ 2,831,100
                                                              ===========

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVESTMENTS

The Plan's investments are held by the Trustee. The following table presents the Plan's investments. All investments represent 5% or more of the Plan's net assets except for the BB&T Intermediate U.S. Government Fund in 1999, which represents less than 5% of the Plan's net assets.

                                                                    DECEMBER 31,
                                                             2000                  1999
                                                         ------------          ------------
INVESTMENTS AT FAIR VALUE AS
    DETERMINED BY QUOTED MARKET PRICE
    BB&T U.S. Treasury Money Market Fund                 $  8,531,460          $  8,830,399
    BB&T Intermediate U.S. Government Fund                  1,206,569               950,151
    Aim Balanced Fund                                       2,446,484             2,674,473
    Aim Constellation Fund                                  4,496,861             4,698,214
    Aim Value Fund                                          1,891,208             2,287,825
                                                         ------------          ------------
      Total investments at fair value                      18,572,582            19,441,062
                                                         ------------          ------------

INVESTMENTS AT ESTIMATED FAIR VALUE

    Employer Stock Fund                                     1,436,236                    --
    Participant loans                                       1,566,425             1,209,261
                                                         ------------          ------------
      Total investments at estimated fair value             3,002,661             1,209,261
                                                         ------------          ------------
      Total investments                                  $ 21,575,243          $ 20,650,323
                                                         ============          ============

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                             2000                   1999
                                                         ------------           ------------
         BB&T Intermediate U.S. Government Fund          $     60,577           $    (77,868)
         Aim Balanced Fund                                   (201,979)               364,550
         Aim Constellation Fund                            (1,505,670)             1,098,461
         Aim Value Fund                                      (510,195)               383,295
         Employer Stock Fund                                  426,124                     --
                                                         ------------           ------------
                                                         $ (1,731,143)          $  1,768,438
                                                         ============           ============


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           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 5 - TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no reconciling items between the financial statements and Form 5500.

           KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

  ATTACHMENTS TO SCHEDULE H - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2000                                                     SCHEDULE I

                                  DESCRIPTION OF INVESTMENT INCLUDING
IDENTITY OF ISSUE, BORROWER,        MATURITY DATE, RATE OF INTEREST,                                                  CURRENT
LESSOR, OR SIMILAR PARTY           COLLATERAL, PAR, OR MATURITY VALUE                   SHARES             COST        VALUE
------------------------          -----------------------------------                ------------          ----     -----------
BB&T Funds *                      BB&T U.S. Treasury Money Market Fund               8,531,459.17           **      $ 8,531,460

BB&T Funds *                      BB&T Intermediate U.S. Government Fund               119,818.19           **        1,206,569

Aim Mutual Funds                  Aim Balanced Fund                                     81,305.56           **        2,446,484

Aim Mutual Funds                  Aim Constellation Fund                               155,439.36           **        4,496,861

Aim Mutual Funds                  Aim Value Fund                                       151,175.72           **        1,891,208

Krispy Kreme Doughnuts, Inc.*     Employer Stock Fund                                   68,164.99           **        1,436,236

Participant Loans                 Participant Loans Due
                                     January 2001 - November 2005 (6.0% - 9.5%)                                       1,566,425
                                                                                                                    -----------

                                                                                                                    $21,575,243
                                                                                                                    ===========

* Party in interest.

** Cost has been omitted as investment is participant directed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                        KRISPY KREME DOUGHNUT CORPORATION
                                        RETIREMENT SAVINGS PLAN

Date: June 29, 2001                     /s/ Randy S. Casstevens
      --------------------              ----------------------------------------
                                        Randy S. Casstevens
                                        Co-Trustee